June 18, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-05
Washington, DC 20549
Attention: Michael Clampitt
                  Justin Dobbie

Re:	Guaranty Financial Group Inc. Registration Statement on Form S-1 Filed May 1, 2008 File No. 333-150558
     Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, Guaranty Financial Group Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the same may become effective at 5:00 p.m. on Wednesday, June 18, 2008, or as soon thereafter as practicable. In addition, the Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
June 18, 2008

     Please contact Glen Hettinger of Fulbright & Jaworski L.L.P. at (214) 855-7444 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

GUARANTY FINANCIAL GROUP INC.

By:	/s/ Scott A. Almy
Scott A. Almy